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January 12, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

ALZA Corporation
Registration Statement on Form S-3 (No. 333-86673)
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Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, ALZA Corporation hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 20,000 shares of common stock (the "Shares") for issuance pursuant to certain warrants (the "Warrants") issued pursuant to the Warrant Agreement dated as of May 14, 1993 between ALZA and The First National Bank of Boston, as warrant agent.

The Warrants expired on December 31, 1999.

Accordingly, we hereby request than an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please contact Robert Weiss of Heller Ehrman White & McAuliffe at
(415) 772-6694 if you have any questions regarding the withdrawal of the Registration Statement.

Yours truly,

/s/ Peter D. Staple

Peter D. Staple
Executive Vice President,
Chief Administrative Officer and General Counsel